EXHIBIT 3.1
Amendment No. 1
to
Fifth Amended and Restated Bylaws
of
Braemar Hotels & Resorts Inc.
Section 6 of Article I of the Fifth Amended and Restated Bylaws of Braemar Hotels & Resorts Inc. is hereby amended and restated to read in its entirety as follows:
Section 6. Quorum. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum, except that the quorum for any matter proposed by the Board of Directors shall be one-third of all the votes entitled to be cast at an annual meeting of stockholders called by the Board of Directors. This section shall not affect any requirement under any statute or the charter of the Corporation for the vote necessary for the approval of any matter. If such quorum is not established at any meeting of the stockholders, the chairman of the meeting may adjourn the meeting sine die or from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.
The stockholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough stockholders to leave fewer than would be required to establish a quorum.